SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*†

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes an initial Schedule 13D on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman and Amendment No. 2 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the SEC on December 31, 2015, as amended by Amendment No. 1 filed with the SEC on January 29, 2016.

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,461,308.404

	8.	Shared Voting Power 13,542,866

	9.	Sole Dispositive Power 8,461,308.404

	10.	Shared Dispositive Power 13,542,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,004,174.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,542,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,542,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,542,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,542,866

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,542,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,542,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Bernard D. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,968

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,968

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A constitutes an initial Schedule 13D on behalf of each of Fifth Street Holdings L.P. and Bernard D. Berman and Amendment No. 2 to the Schedule 13D of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. originally filed with the SEC on December 31, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on January 29, 2016 (“Amendment No. 1”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D or Amendment No. 1, and such prior disclosure, as so amended, is incorporated into the initial Schedule 13D on behalf of Fifth Street Holdings L.P. and Mr. Berman.

Item 2.	Identity and Background

Paragraph (a) of Item 2 is amended and restated as follows:

(a) This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America, Fifth Street Asset Management Inc., a Delaware corporation (“FSAM”), Fifth Street Holdings L.P., a Delaware limited partnership (“FSH”), and Bernard D. Berman, a citizen of the United States of America (together with Mr. Tannenbaum, FSAM and FSH, the “Reporting Persons”).

Paragraph (c) of Item 2 is amended by adding the following:

FSH is an asset management firm. FSAM is the general partner of, and owns approximately 12% of the outstanding limited partnership interests in, FSH. Mr. Berman is Co-President and Chief Compliance Officer of FSAM and Chairman of the Board of Directors of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

It is anticipated that the Purchase (as defined in Item 4) would be financed through Mr. Tannenbaum’s personal funds, FSH’s working capital, borrowings by Mr. Tannenbaum and/or FSH or a combination thereof. The summary of the PSA (as defined in Item 4) and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 3. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 3.

Mr. Berman holds certain of the Shares held by him in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares held by Mr. Berman. The positions held in the margin account are pledged as collateral for the repayment of credit for the account, and the collateral can be called upon default.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following as paragraphs 3, 4, 5, 6, 7 and 8 thereof:

On February 18, 2016, Mr. Tannenbaum, FSH and FSAM entered into the Purchase and Settlement Agreement (as amended on February 23, 2016 by Amendment No. 1 to the Purchase and Settlement Agreement, effective as of February 18, 2016, the “PSA”) by and among (I) Fifth Street Finance Corp., FSH, FSAM, Leonard M. Tannenbaum, and (II) RiverNorth Capital Management, LLC ("RiverNorth"), RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise (collectively, the “Sellers”).  Fifth Street Holdings L.P., and Mr. Tannenbaum are referred to as the “Buyers.”

On the terms and subject to the conditions of the PSA, the Buyers have agreed to purchase 9,220,600 Shares from the Sellers for a per-share purchase price of $6.25, without interest (the “Purchase”). The closing of the Purchase is contemplated to occur no later than March 31, 2016. Under certain circumstances, in connection with a breach of the PSA by the Buyers, FSH and Mr. Tannenbaum may be liable for a $5,000,000 fee payable to Sellers. In the PSA, FSH and certain Sellers also agreed to terms that may require FSH, on the one hand, or such Sellers, on the other hand, to make certain payments to the other in connection with the settlement (or other payments) of certain cash-settled total return swaps held by such Sellers in respect of Shares.

In connection with the PSA, FSH and RiverNorth entered into an escrow agreement with JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”), pursuant to which FSH deposited $10,000,000 with the Escrow Agent. FSH has agreed to use reasonable best efforts to deposit into the escrow account, on or prior to March 24, 2016, an additional $24,577,250 (together with the initial $10,000,000 deposit, and together with interest thereon, the “Escrow Funds”). On the closing date, FSH and RiverNorth have agreed to direct the Escrow Agent to release the Escrow Funds to RiverNorth, and the Escrow Funds will be credited (after deducting, if applicable, the $5,000,000 fee payable to the Sellers, as described above) against any other amounts owed by Buyers pursuant to the PSA on the closing date.

In the PSA, the Sellers agreed to withdraw their proposals and director nominations put forth for the Issuer’s 2016 Annual Meeting of Stockholders and to observe certain standstill provisons in respect of the Issuer and the Shares until the Issuer’s 2017 Annual Meeting of Stockholders. If the record date for the Issuer’s 2016 Annual Meeting of Stockholders is set for a date that is prior to the closing date, the PSA requires that each Seller shall appear, or cause the Shares being purchased from the Sellers by the Buyers on the closing date in accordance with the terms of the PSA to be counted as present, at the Issuer’s 2016 Annual Meeting of Stockholders and vote (or cause to be voted) all such Shares in accordance with the recommendations of the Issuer’s board of directors, and to observe other obligations in respect of such annual meeting. The PSA requires those Sellers that are parties to certain cash settled total return swaps in respect of Shares to request and use their best efforts to cause the counterparty to such swaps to vote the Shares held by such counterparty, as of the record date for any meeting of the Issuer’s stockholders, in accordance with the recommendations of the Issuer’s board of directors. On the basis of the foregoing agreements, the Reporting Persons may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act and the rules thereunder, with the Sellers. Based on information concerning the Sellers available to the Reporting Persons, the Reporting Persons believe that the members of such group would have aggregate beneficial ownership of 22,070,142.40 Shares (based on the amended Schedule 13D filed with respect to the Shares on February 22, 2016 by RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth Capital Management, LLC, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise). Such beneficial ownership does not include any Shares subject to the cash-settled total return swaps described above. According to the Sellers’ amended Schedule 13D filed with respect to the Shares on February 22, 2016 by RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth Capital Management, LLC, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise, there are 3,878.542 Shares subject to such swaps.

In connection with the execution and delivery of the PSA, FSH and Mr. Tannenbaum have entered into a letter agreement (the “Letter Agreement”) that provides that FSH will purchase the maximum number of Shares that FSAM determines, in its sole discretion, FSH can purchase with the immediately available funds necessary and that will not violate any of the terms or conditions of any debt or other contractual arrangement to which FSH is a party or its property or assets are subject or cause FSH to be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended. Any additional Shares that the Buyers are obligated to purchase pursuant to the PSA will be purchased by Mr. Tannenbaum. The Letter Agreement also provides for mutual indemnification of the parties in connection with their obligations under the PSA and the Letter Agreement.

The summary of the PSA and the Purchase in this Item 4 is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference in its entirety into this Item 4. The summary of the Letter Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 150,262,924 outstanding Shares as of February 8, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December February 9, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 7,123,544.404 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; (iii) 1,122,281 Shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, and (iv) 135,483 Shares are issuable upon conversion of the Convertible Notes. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 4,321,216 are directly held by FSH. Mr. Tannenbaum and FSH are jointly and severally obligated to purchase 9,220,600 Shares from the Sellers in the Purchase. Consequently, each such Reporting Person may be deemed to have shared voting power and shared dispositive power with respect to such Shares. Accordingly, rows 8 and 10 of each such Reporting Person’s cover page to this Schedule 13D includes such 9,220,600 Shares.

Of the Shares over which FSAM has shared voting and dispositive power, 4,321,216 are held directly by FSH and 9,220,600 are Shares that Mr. Tannenbaum and FSH are jointly and severally obligated to purchase from the Sellers pursuant to the PSA.

Of the Shares over which Mr. Berman has sole voting and dispositive power, 25,968 shares are held by him directly.

(c) Mr. Berman does not have any transactions with respect to Shares during the last 60 days. The summary of the PSA and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 5(c). Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 5(c). Schedule B sets forth all other transactions with respect to Shares by the Reporting Persons and other persons required to be identified in Item 2 since the filing of Amendment No. 1 on January 29, 2016.

(d) Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 Shares beneficially owned by Mr. Tannenbaum. Building LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,122,281 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The summary of the PSA and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 6. The summary of the Letter Agreement in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 4 Purchase and Settlement Agreement, made and entered into as of February 18, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise

Exhibit 5 Letter Agreement, dated February 18, 2016, by and between Fifth Street Holdings L.P. and Leonard M. Tannenbaum

Exhibit 6 Amendment No. 1 to the Purchase and Settlement Agreement, dated as of February 23, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise

Exhibit 7 Joint Filing Agreement, dated February 19, 2016, by and among Fifth Street Asset Management Inc., Fifth Street Holdings L.P., Leonard M. Tannenbaum and Bernard D. Berman

Schedule B

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Building LLC	February 1, 2016	366,447	$5.85(1)
FSH	February 2, 2016	183,196	$5.7739(2)
FSH	February 3, 2016	149,738	$5.7301(3)

(1) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $5.63 and $5.99. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $5.73 and $5.80. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $5.63 and $5.75. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2016

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

/s/ Bernard D. Berman

BERNARD D. BERMAN